EXHIBITS

Exhibit Number		Page
	Copy of the disclosure letter that PLDT Inc. filed on November 3, 2026 with the Philippine Stock Exchange and the Philippine Securities and Exchange Commission regarding the completion of Kayana Solutions Inc.’s acquisition of 504,948 common shares of CIS Bayad Center, Inc.	4

November 3, 2026

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Marigel B. Garcia

Head – Issuer Regulation Division

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

Further to our disclosure dated January 27, 2026, we advise that on November 3, 2026, Kayana Solutions Inc. ("Kayana"), a digital innovation company in which PLDT Inc. ("PLDT") holds a 45% equity interest, completed its acquisition of 504,948 common shares of CIS Bayad Center, Inc. ("Bayad") for a total purchase price of Php2,700,000,000.00. The shares were acquired from Manila Electric Company ("Meralco") and its wholly owned subsidiary, Corporate Information Solutions, Inc.

Upon completion of the transaction, Bayad is now a wholly owned subsidiary of Kayana.

Kayana is owned by PLDT, Meralco, and Metro Pacific Investments Corporation at 45%, 27.5%, and 27.5%, respectively.

This submission shall serve as our compliance with the PSE Disclosure Rules and Section 17.1 of the Securities Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,316 As of September 30, 2026	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
November 3, 2026

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. Philippines 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other Events)

Further to our disclosure dated January 27, 2026, we advise that on November 3, 2026, Kayana Solutions Inc. ("Kayana"), a digital innovation company in which PLDT Inc. ("PLDT") holds a 45% equity interest, completed its acquisition of 504,948 common shares of CIS Bayad Center, Inc. ("Bayad") for a total purchase price of Php2,700,000,000.00. The shares were acquired from Manila Electric Company ("Meralco") and its wholly owned subsidiary, Corporate Information Solutions, Inc.

Upon completion of the transaction, Bayad is now a wholly owned subsidiary of Kayana.

Kayana is owned by PLDT, Meralco, and Metro Pacific Investments Corporation at 45%, 27.5%, and 27.5%, respectively.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

November 3, 2026

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By : /s/Marilyn A. Victorio-Aquino Name : Marilyn A. Victorio-Aquino Title : Corporate Secretary Date : November 4, 2026